SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of April 2013

Commission File Number 001-32640

DHT HOLDINGS, INC.
(Exact name of Registrant as specified in its charter)

Clarendon House
2 Church Street, Hamilton HM 11
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐   No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐   No ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐   No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

DHT Holdings, Inc. (the “Company”) entered into Assignment of Claims Agreements with Citigroup Financial Products Inc. (“Citigroup”) dated as of March 14, 2013 in connection with the Company’s claims against two subsidiaries of Overseas Shipholding Group, Inc. (“OSG”), Dignity Chartering Corporation (“Dignity”) and Alpha Suezmax Corporation (“Alpha” and together with Dignity and OSG, the “Debtors”), for damages arising from the Debtors’ rejection of the bareboat charter agreements for the Overseas Newcastle and Overseas London, respectively, and against OSG on account of its guarantees of the obligations of Dignity and Alpha, respectively, under each of the bareboat charter agreements (collectively, the “Claims”).

Under the terms of the Assignment of Claims Agreements, Citigroup agreed to purchase, for an aggregate purchase price equal to 33.25% of the amount of the Claims ultimately to be allowed by final order of the U.S. Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”), the undivided 100% interest in the Company’s right and title and interest in, among others:

(i) the Claims;

(ii) all rights to receive any cash, interest, fees, expenses, damages penalties and other amounts or property in respect of the Claims, including any securities and other distributions made by the Debtors in respect of the Claims under or pursuant to any plan of reorganization or liquidation in the Debtors’ chapter 11 cases in the Bankruptcy Court or otherwise;

(iii) any cause of action or claim of any nature whatsoever arising out of the Claims;

(iv) any voting right arising out of the Claims; and

(v) all proceeds of any kind under or in respect of the foregoing, including all cash, securities or other property distributed or payable on account thereof, or exchanged in return therefor (together, the “Transferred Rights”).

The Company filed proofs of the Claims in the Bankruptcy Court in the aggregate amount of approximately $51.84 million plus attorneys’ fees.  The Company received an aggregate initial payment of approximately $6.89 million and will receive a final payment plus interest from Citigroup for the Transferred Rights when the Claims are allowed by the Bankruptcy Court.

The Assignment of Claims Agreements are attached hereto as Exhibits 10.1 and 10.2 and they are incorporated herein by reference.

Forward-Looking Statements

This Report on Form 6-K contains assumptions, expectations, projections, intentions and beliefs about future events. When used in this document, words such as "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "will," "may," "should" and "expect" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.  These statements reflect the Company's current views with respect to future events and are based on assumptions and subject to risks and uncertainties.  Given these uncertainties, you should not place undue reliance on these forward-looking statements.  These forward-looking statements represent the Company's estimates and assumptions only as of the date of this Report on Form 6-K and are not intended to give any assurance as to future results.  For a detailed discussion of the risk factors that might cause future results to differ, please refer to the Company's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 19, 2012.

The Company undertakes no obligation to publicly update or revise any forward-looking statements contained in this Report on Form 6-K, whether as a result of new information, future events or otherwise, except as required by law.  In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Report on Form 6-K might not occur, and the Company's actual results could differ materially from those anticipated in these forward-looking statements.

EXHIBIT LIST

Exhibit	Description

10.1	Assignment of Claims Agreement (Dignity)

10.2	Assignment of Claims Agreement (Alpha)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DHT Holdings, Inc.
(Registrant)

Date: April 2, 2013	By:	/s/ Eirik Ubøe
Eirik Ubøe
Chief Financial Officer